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                             August 16, 2021

       Lee Chong Kuang
       Chief Executive Officer
       Greenpro Capital Corp.
       B-7-5, Northpoint Office
       Mid Valley City, No.1 Medan Syed Putra Utara
       59200 Kuala Lumpur, Malaysia

                                                        Re: Greenpro Capital
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2021
                                                            File No. 333-258441

       Dear Mr. Kuang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed August 4, 2021

       Prospectus Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having
significant operations in China or Hong Kong. Your disclosure should make clear whether
these risks could result in a material change in your operations and/or the value of your
common stock or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
                                                        the use of variable
interest entities and data security or anti-monopoly concerns, has or may impact the company
 s ability to conduct its business, accept foreign investments, or Lee Chong Kuang
Greenpro Capital Corp.
August 16, 2021
Page 2
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary

2. In your summary of risk factors, disclose the risks that being based in or having significant operations in China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors

3.     Given the Chinese government   s significant oversight and discretion
over the conduct of
       your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
FirstName LastNameLee Chong Kuang
       based issuers, acknowledge the risk that any such action could significantly limit or
Comapany    NameGreenpro
       completely           Capital
                   hinder your       Corp.
                                ability to offer or continue to offer
securities to investors and
       cause the value
August 16, 2021 Page 2 of such securities to significantly decline or be worthless.
FirstName LastName
 Lee Chong Kuang
FirstName LastNameLee
Greenpro Capital Corp. Chong Kuang
Comapany
August 16, NameGreenpro
           2021         Capital Corp.
August
Page 3 16, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Benjamin A. Tan